SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                              BioFuel Energy Corp.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09064Y109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 29, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------                         ----------------------------
CUSIP No. 09064Y109                                 Page 2 of 12 Pages
---------------------------                         ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              5,578,800
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,578,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,578,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------                         ----------------------------
CUSIP No. 09064Y109                                 Page 3 of 12 Pages
---------------------------                         ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                224,484
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              5,578,800
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                224,484
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,578,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,803,284
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------                         ----------------------------
CUSIP No. 09064Y109                                 Page 4 of 12 Pages
---------------------------                         ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,867,782
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,867,782
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,867,782
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------                         ----------------------------
CUSIP No. 09064Y109                                 Page 5 of 12 Pages
---------------------------                         ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,808,018
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,808,018
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,808,018
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------                         ----------------------------
CUSIP No. 09064Y109                                 Page 6 of 12 Pages
---------------------------                         ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lawrence J. Bernstein
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              123,942
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                123,942
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            123,942
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------------                         ----------------------------
CUSIP No. 09064Y109                                 Page 7 of 12 Pages
---------------------------                         ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Todd Q. Swanson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                  (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              11,224
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,224
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,224
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.07%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the Class A common stock, par value $0.01 per share (the "Common Stock"), of BioFuel Energy Corp., a Delaware corporation (the "Company"), to amend the Schedule 13D filed on June 25, 2007 (as amended by this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), Third Point Partners LP, a Delaware limited partnership ("Third Point Partners"), Third Point Partners Qualified LP, a Delaware limited partnership ("Third Point Partners Qualified", and together with the Management Company, Mr. Loeb and Third Point Partners, the "Third Point Reporting Persons"), Lawrence J. Bernstein, an individual ("Mr. Bernstein") and Todd Q. Swanson, an individual ("Mr. Swanson", and together with the Third Point Reporting Persons and Mr. Bernstein, the "Reporting Persons").

     The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited Third Point Partners and Third Point Partners Qualified, the "Funds"). The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

     This Amendment No. 1 is being filed to report that, as of December 29, 2008, certain Funds and those Reporting Persons that directly hold membership units ("LLC Units") of BioFuel Energy, LLC, a subsidiary of the Company (the "LLC"), and corresponding shares of Class B common stock of the Company ("Class B" and, collectively with the LLC Units, the "Units"), have exchanged all of their respective Units for newly issued shares of Common Stock (on a one-for-one basis) pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of the LLC (the "LLC Agreement") resulting in a reportable change in the Reporting Persons' beneficial ownership of shares of Common Stock.

Item 5.   Interest in Securities of the Company.

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     As of the date of this Schedule 13D, the Management Company beneficially owns 5,578,800 shares of Common Stock, which represent 28.4% of the 19,626,853 shares of Common Stock outstanding, calculated based on the sum of (x) 15,298,053 shares of Common Stock reported to be outstanding by the Company (the "Reported Share Number") as of November 12, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 and (y) 4,328,800 shares of Common Stock issued upon exchange of the Units beneficially owned by the Management Company.

     As of the date of this Schedule 13D, Mr. Loeb beneficially owns 5,803,284 shares of Common Stock, consisting of (i) 5,578,800 shares of Common Stock held by the Funds and (ii) 224,484 shares of Common Stock held directly by him, which represent 29.2% of the 19,851,337 shares of Common Stock outstanding, calculated based on the sum of (x) the Reported Share Number, (y) 224,484 shares of Common Stock issued upon exchange of the Units directly held by

Mr. Loeb, and (z) 4,328,800 shares of Common Stock issued upon exchange of the Units beneficially owned by the Management Company.

     As of the date of this Schedule 13D, Third Point Partners directly beneficially owns 2,867,782 shares of Common Stock, which represent 15.9% of the 17,988,835 shares of Common Stock outstanding, calculated based on the sum of
(x) the Reported Share Number and (y) the 2,690,782 shares of Common Stock issued upon exchange of the Units held by Third Point Partners.

     As of the date of this Schedule 13D, Third Point Partners Qualified directly beneficially owns 1,808,018 shares of Common Stock, which represent 10.7% of the 16,936,071 shares of Common Stock outstanding, calculated based on the sum of (x) the Reported Share Number and (y) the 1,638,018 shares of Common Stock issued upon exchange of the Units held by Third Point Partners Qualified.

     As of the date of this Schedule 13D, Mr. Bernstein directly beneficially owns 123,942 shares of Common Stock, which represent 0.8% of the 15,410,295 shares of Common Stock outstanding, calculated based on the sum of (x) the Reported Share Number and (y) the 112,242 shares of Common Stock issued upon exchange of the Units held by Mr. Bernstein.

     As of the date of this Schedule 13D, Mr. Swanson directly beneficially owns 11,224 shares of Common Stock, which represent 0.07% of the 15,309,277 shares of Common Stock outstanding, calculated based on the sum of (x) the Reported Share Numbers and (y) the 11,224 shares of Common Stock issued upon exchange of the Units held by Mr. Swanson.

     Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

     Except for the exchange of Units for shares of Common Stock on a one-for-one basis pursuant to the terms of the LLC Agreement described in this
Schedule 13D, there were no transactions in the Common Stock or in the Units effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members during the past 60 days.

Item 7.   Material to be Filed as Exhibits

99.9. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to Amendment No. 4 to Schedule 13D filed by Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb with respect to Flow International Corporation and is incorporated herein by reference.




                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 31, 2008



                                      THIRD POINT LLC

                                      By:   Daniel S. Loeb,
                                            Chief Executive Officer


                                      By:   /s/ William Song
                                            ------------------------------------
                                            Name:   William Song
                                            Title:  Attorney-in-Fact



                                      THIRD POINT PARTNERS LP

                                      By:   Third Point Advisors LLC,
                                             its general partner

                                      By:   Daniel S. Loeb,
                                            Managing Member


                                      By:   /s/ William Song
                                            ------------------------------------
                                            Name:   William Song
                                            Title:  Attorney-in-Fact

                                      THIRD POINT PARTNERS QUALIFIED LP

                                      By:   Third Point Advisors LLC,
                                            its general partner

                                      By:   Daniel S. Loeb,
                                            Managing Member


                                      By:   /s/ William Song
                                            ------------------------------------
                                            Name:   William Song
                                            Title:  Attorney-in-Fact



                                      DANIEL S. LOEB


                                      By:   /s/ William Song
                                            ------------------------------------
                                            Name:   William Song
                                            Title:  Attorney-in-Fact


                                      /s/ Lawrence J. Bernstein
                                      ------------------------------------------
                                      Lawrence J. Bernstein



                                      /s/ Todd Q. Swanson
                                      ------------------------------------------
                                      Todd Q. Swanson







       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D WITH RESPECT TO
                              BIOFUEL ENERGY CORP.]